KH 3/1

13015146

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 1 2013

8-41727

SEC FILE NUMBER
~~8-A025427~~

~~483~~41727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFD Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2704 S Goyer Road
(No. and Street)

Kokomo (City) IN (State) 46902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Owens 765-453-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Somerset CPAs
(Name – *if individual, state last, first, middle name*)

3925 River Crossing Pkwy, 3rd floor (Address) Indianapolis (City) IN (State) 46240 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EK
3/12/13

OATH OR AFFIRMATION

I, Brent Owens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFD Investments, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KOURTNEY J. SHAWHAN
Howard County
My Commission Expires
December 22, 2019

NOTARY SEAL

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CFD INVESTMENTS, INC.
Financial Statements
Year Ended December 31, 2012

CFD INVESTMENTS, INC.

TABLE OF CONTENTS

SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report

To the Board of Directors
CFD INVESTMENTS, INC.
Kokomo, Indiana

Report on the Financial Statements

We have audited the accompanying statement of financial condition of CFD INVESTMENTS, INC., as of December 31, 2012, and the related statements of loss, comprehensive loss, changes in shareholders' equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of CFD INVESTMENTS, INC., as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America

Somerset CPAs PC

February 28, 2013

CFD INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2012

Assets

Current Assets	
Cash and cash equivalents	$ 583,020
Deposits with clearing organizations	125,078
Commissions and fees receivable	499,928
Other receivables	314,463
Prepaid expenses	122,458
Total Current Assets	1,644,947
Other Assets	
Marketable securities	37,485
Cash surrender value of life insurance	3,027
Note receivable from shareholder	131,674
Total Other Assets	172,186
Total Assets	$ 1,817,133

Liabilities and Shareholders' Equity

Current Liabilities	
Accounts payable	$ 294,395
Commissions payable	414,561
Legal settlement liability	212,500
Income taxes	14,073
Total Current Liabilities	935,529
Shareholders' Equity	
Common stock	376,625
Additional paid-in capital	15,500
Retained earnings	475,945
Accumulated other comprehensive income	13,534
Total Shareholders' Equity	881,604
Total Liabilities and Shareholders' Equity	$ 1,817,133

See accompanying notes.

CFD INVESTMENTS, INC.
Statement of Loss
December 31, 2012

Revenues	
Commissions and fees	$ 14,954,730
Other income	1,016,810
Investment income	5,466
Total Revenues	15,977,006
Operating Expenses	
Commissions expense	12,552,243
Employee leasing/salaries	946,747
Technology fees	624,135
Clearing costs and fees	412,684
Advertising and promotion	404,573
Professional services	382,079
Office expenses	234,483
Rent	210,000
Registrations, licenses and assessments	84,709
Computer lease and maintenance	50,035
Education, seminars and meetings	36,071
Repairs and maintenance	30,270
Other expenses	24,463
Travel and entertainment	21,629
Interest expense	2,504
Total Operating Expenses	16,016,625
Loss from Operations	(39,619)
Equity in Net Income of Affiliate	7,463
Net Loss Before Tax	(32,156)
Income Tax Expense	4,390
Net Loss	$ (36,546)

See accompanying notes.

CFD INVESTMENTS, INC.
Statement of Other Comprehensive Loss
For the Year Ended December 31, 2012

Net Loss	$	(36,546)
Other Comprehensive Loss		
Unrealized holding loss on marketable securities arising during the year, net of tax benefit of $1,726		(5,467)
Other Comprehensive Loss	$	(42,013)

See accompanying notes.

CFD INVESTMENTS, INC.
Statement of Changes in Shareholders' Equity
December 31, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance at December 31, 2011	$ 376,625	$ 15,500	$ 512,491	$ 19,001	$ 923,617
Unrealized loss in marketable securities, net of tax	0	0	0	(5,467)	(5,467)
Net loss	0	0	(36,546)	0	(36,546)
Balance at December 31, 2012	$ 376,625	$ 15,500	$ 475,945	$ 13,534	$ 881,604

See accompanying notes.

CFD INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash Flows from Operating Activities	
Net loss	$ (36,546)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in commissions receivable	(62,569)
Increase in other receivables	(274,740)
Decrease in prepaid expenses	16,550
Decrease in other assets	7,168
Decrease in accounts payable	(74,444)
Increase in commissions payable	78,493
Increase in legal settlement liability	212,500
Increase in income taxes	8,489
Net cash used in operating activities	(125,099)
Cash Flows from Investing Activities	
Proceeds from sale of investment in affiliate	203,130
Payments on shareholder loan	78,639
Net cash provided by investing activities	281,769
Net Increase in Cash and Cash Equivalents	156,670
Cash and Cash Equivalents, Beginning of Year	426,350
Cash and Cash Equivalents, End of Year	$ 583,020

See accompanying notes.

Note A - Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations

CFD Investments, Inc. (the Company), was incorporated in 1986 in the state of Indiana. The Company is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC) and various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis, and forwards all transactions to its clearing brokers. Accordingly, the Company operates under the exemptive provision of the SEC Rule 15c3-3(k)(2)(ii).

Revenue Recognition

The Company recognizes revenue through commissions generated by effecting trades for its customers. Customers' securities transactions are recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

The Company recognizes revenue on its variable annuity and mutual funds products when the necessary policy documents have been completed by the customer as well as the premiums associated with the related products have been received by the carrier.

Method of Accounting

The Company's financial statements are presented on the accrual basis method of accounting.

Commissions Receivable

The Company carries commissions receivable at invoiced amounts less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. The Company's policy is not to accrue interest on past due receivables.

Investment in Marketable Equity Securities

The Company has an investment in a marketable equity security that is listed and traded on a national exchange.

The Company's investment in marketable equity securities have been classified as available-for-sale and are stated at fair value. Unrealized holding gains and losses are reported in other comprehensive income.

Dividends on marketable equity securities are recognized in income when declared. Realized gains and losses, including losses from declines in value of specific securities determined by management to be other-than-temporary, are included in income. Realized gains and losses are determined on the basis of average cost of securities sold.

Note A - Nature of Operations and Summary of Significant Accounting Policies:

Long-lived Assets

Long-lived assets to be held and used are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount over the fair value of the asset. Certain long-lived assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for the differences between the basis of assets and liabilities for financial statement and income tax purposes. Those differences relate primarily to investments (reported at market value for financial statement purposes and reported at cost for income tax purposes). The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for any operating loss carryforwards, charitable contribution carryforwards and tax credit carryforwards that are available to offset future income taxes.

Accounting principles generally accepted in the United States of America require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company's policy is to recognize penalties and interest as incurred in its Statement of Loss.

The Company's federal and state income tax returns for 2009 through 2012 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Cash Flows

For purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased within three months or less of an instrument's original maturity date to be cash equivalents. Deposits with clearing organizations are restricted balances and not available for operating purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Fair Value Measurements

Accounting Standards Codification (ASC) 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (or exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimizes the use of unobservable inputs.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

The fair value hierarchy input levels are as follows:

- Level 1 - Quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.
- Level 2 - Observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, or quoted market prices for identical or similar assets or liabilities in markets that are not active.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of December 31, 2012, the Company held certain financial assets that are required to be measured at fair value on a recurring basis. The following table presents information on these assets as well as the fair value hierarchy used to determine their fair value:

Description	Level 1: Quoted Prices in Active Markets for Identical Assets	Total Fair Value at December 31, 2012
Marketable Equity Securities		
Financial services industry	$ 37,485	$ 37,485
Total Assets	$ 37,485	$ 37,485

Note B - Investment in Marketable Equity Securities:

The following is a summary of the Company's investment in available-for-sale securities at December 31, 2012:

Investment	Aggregate Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable equity securities	$ 12,180	$ 25,305	$ 0	$ 37,485

The net change in the unrealized holding loss on available-for-sale securities of $7,193 at December 31, 2012, is included in the determination of other comprehensive loss.

Note C - Income Taxes:

Income tax expense for the year ended December 31, 2012, is as follows:

Current:	
Federal	$ 3,512
State	878
Income tax expense	$ 4,390

The net deferred tax liability of approximately $6,000, included in income tax liability on the Balance Sheet, results primarily from unrealized gains on marketable securities as reflected in accumulated other comprehensive income.

Note D - Common Stock:

The Company has two classes of capital stock. The Company has common stock that has equal rights, preferences, qualifications, limitations and restrictions. The Company also has preferred stock which is designated as 10% non-cumulative stock.

The following summarizes the Company's shares of common and preferred stock at December 31, 2012:

	Common Stock	Preferred Stock
Authorized	500	500
Issued	382	0
Outstanding	382	0

Note E - Related Party Transactions:

Note Receivable from Shareholder

The note receivable outstanding at December 31, 2012, is unsecured and due in quarterly installments of $10,000, plus interest at the RBC prime money market fund rate plus 0.5% (0.59% at December 31, 2012), through February 2, 2017. Interest income relating to this note amounted to $2,010 for the year ended December 31, 2012.

Creative Financial Centre, LLC

The Company leases its shared operating facility from a related party, a limited liability company in which the Company was a member with a 20% investment. In April 2012, the Company sold its investment in the limited liability company for book value of $203,130.

Rent expense is $17,500 per month in 2012. The financial statements include $210,000 in rent expense for the year ended December 31, 2012. This represents approximately 34% of the leasing company's revenues in 2012. The Company expects to make payments to the related party of $17,500 monthly through December 31, 2016. There is no lease agreement. Expected rental payments under this arrangement are summarized as follows:

Year Ending December 31,	
2013	$ 210,000
2014	210,000
2015	210,000
2016	210,000
	$ 840,000

Note F - Variable Interests in Variable Interest Entities:

CFD Leasing, Inc.

At December 31, 2012, the Company holds a variable interest in a variable interest entity (VIE) for which the Company is not the primary beneficiary.

The VIE is engaged in leasing employee services and equipment and had revenues of approximately $2,712,000 in 2012. The Company utilizes the personnel and equipment of the VIE and, accordingly, paid expenses to the VIE of $942,972 and $50,035, for employee leasing and equipment leasing costs, respectively, during the year ended December 31, 2012. This represents approximately 36% of the leasing company's revenues in 2012. Employee costs are allocated each pay period, based on an allocation of time spent by each employee.

Note F - Variable Interests in Variable Interest Entities (Continued):

CFD Leasing, Inc. (Continued)

In addition, $2,504 of interest expense was incurred by the Company on behalf of obligations of the leasing company.

The Company's involvement with the VIE is by common ownership and management.

The Company does not have a leasing agreement with the VIE, nor does it have the power to direct the activities of the VIE that most significantly impact its economic performance. Accordingly, the Company is not required to consolidate the VIE.

The Company's future maximum exposure to loss could only increase if the Company voluntarily provided additional financial support to the VIE, but is under no obligation to do so.

Note G - Line of Credit:

The Company has a $250,000 line of credit available through February 1, 2014. Borrowings bear interest at the National Prime rate plus one-half percent, with a minimum of 4.25%. There were no outstanding borrowings on the line of credit at December 31, 2012.

Covenants under the line of credit require the Company to provide annual internal financial statements and tax returns.

The line of credit is secured by all business assets of the Company and the personal guarantees of three of the Company's shareholders.

Note H - Concentration of Credit Risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The Company places its cash and cash equivalents with several financial institutions. At times, such amounts may be in excess of the FDIC insured limit. The Company has never experienced any losses related to these balances. All non-interest bearing cash balances were fully insured at December 31, 2012, due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning January 1, 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and non-interest bearing cash balances may again exceed federally insured limits.

The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its commissions receivable credit risk exposure is limited.

Note I - Major Carrier:

Commissions and fees derived from the sale of products with two companies was approximately thirty-seven percent (37%) of total revenues for the year ended December 31, 2012.

Note J - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Company is $50,000. At December 31, 2012, the Company's net capital was $284,597 which was $234,597 in excess of its minimum net capital requirement. There is a difference of $24,732 between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Company and included in the unaudited Part II of Form X-17A-5 as of December 31, 2012. The difference relates to audit adjustments on accounts included in net capital.

Note K - Statements of Changes in Liabilities Subordinated to Claims of General Creditors:

For the year ended December 31, 2012, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

Note L - Pending Litigation:

The Company is subject to legal proceedings and claims which arise in the ordinary course of business. The Company is currently involved in proceedings which management asserts are without merit. There is no estimate of potential liability, if any, that can be reasonably made at this time, and therefore no amounts have been recorded in the financial statements. The company maintains insurance such that management anticipates, even in the unlikely event of an unfavorable outcome, no material effect on the Company.

Note M - Management Evaluation of Subsequent Events:

The Company has evaluated subsequent events through February 28, 2013, the date on which the financial statements were available to be issued.

SOMERSET CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report
on the Supplementary Information Required by Rule 17a-5
under the Securities and Exchange Act of 1934

To the Board of Directors
CFD INVESTMENTS, INC.
Kokomo, Indiana

We have audited the financial statements of CFD INVESTMENTS, INC. as of and for the year ended December 31, 2012 and have issued our report thereon dated February 28, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information, computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Somerset CPAs PC

February 28, 2013

CFD INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2012

Net Capital		
Total Shareholders' Equity	$	881,604
Deductions and/or Charges		
Other assets		590,089
Net Capital Before Haircuts on Securities Positions		291,515
Haircuts on Other Securities		6,918
Net Capital	$	284,597
Aggregate Indebtedness		
Items Included in Statement of Financial Condition		
Accounts payable and commissions payable	$	708,956
Other liabilities		226,573
Total Aggregate Indebtedness	$	935,529
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$	50,000
Excess Net Capital	$	234,597
Excess Net Capital at 1000%	$	191,044
Ratio: Aggregate Indebtedness to Net Capital		3.29 to 1
Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2012)		
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$	260,065
Effect of audit adjustments on accounts included in net capital		24,532
Net Capital per Above	$	284,597

See auditors' report on supplementary information.

SOMERSET CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report on Internal Control
Required by SEC Rule 17-a-5(g)(1) for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
CFD INVESTMENTS, INC.
Kokomo, Indiana

In planning and performing our audit of the financial statements of CFD INVESTMENTS, INC., (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Somerset CPAs PC

February 28, 2013

CFD INVESTMENTS, INC.

SIPC Assessment Reconciliation

SOMERSET CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Accountants' Report Related to the Entity's SIPC Assessment Reconciliation as Required under SEC Rule 17a-5(e)(4)

To the Board of Directors
CFD INVESTMENTS, INC.
Kokomo, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by CFD INVESTMENTS, INC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CFD INVESTMENTS, INC.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CFD INVESTMENTS, INC.'s management is responsible for CFD INVESTMENTS, INC.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement record entries per review of the cash disbursement journal noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with the supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Somerset CPAs PC

February 28, 2013

CFD INVESTMENTS, INC.

SIPC Assessment Reconciliation

SOMERSET CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Accountants' Report Related to the Entity's SIPC Assessment Reconciliation as Required under SEC Rule 17a-5(e)(4)

To the Board of Directors
CFD INVESTMENTS, INC.
Kokomo, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by CFD INVESTMENTS, INC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CFD INVESTMENTS, INC.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CFD INVESTMENTS, INC.'s management is responsible for CFD INVESTMENTS, INC.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement record entries per review of the cash disbursement journal noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with the supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Somerset CPAs PC

February 28, 2013